File Number:       57562-0040-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

August 7, 2009

VIA OVERNIGHT COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:       Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:      Uranium Energy Corp. (the "Company")
           Registration Statement on Form S-3
           Filed July 14, 2009
           File No. 333-160565

           Form 10-Q for the Fiscal Quarter Ended April 30, 2009
           Filed June 11, 2009
           File No. 1-33706

           We write on behalf of the Company as their general and corporate counsel in response to the letter (the "Comment Letter") of August 5, 2009 from the Securities and Exchange Commission (the "Commission") commenting on (i) the Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission on July 14, 2009, and (ii) the Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2009 (the "10-Q") filed by the Company with the Commission on June 11, 2009.

           On behalf of the Company we confirm that we have now filed with the Commission, via the EDGAR system, (i) Amendment No. 1 to the Registration Statement (the "S-3/A Amendment No. 1"), which revises the Registration Statement pursuant to the comments set out in the Comment Letter and (ii) Amendment No. 1 to the 10-Q (the "10-Q/A Amendment No. 1"), which revises the 10-Q pursuant to the comments set out in the Comment Letter.

           On behalf of the Company we enclose with this letter (i) two copies of the S-3/A Amendment No. 1, plus two copies that have been redlined to show the changes from the Registration Statement as originally filed with the SEC on July 14, 2009, and (ii) two copies of the 10-Q/A Amendment No. 1, plus two copies that have been redlined to show the changes from the 10-Q as originally filed with the SEC on June 11, 2009.

           On behalf of the Company we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 23

Comment:

1.       Please revise your registration statement to incorporate by reference your current report on Form 8-K filed on July 27, 2009. If you file any other Exchange Act reports prior to the effectiveness of your registration statement, such other reports should also be incorporated by reference into your registration statement. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available at www.sec.gov.

Response:

We confirm, on behalf of the Company, that the Company has revised the registration statement to incorporate by reference its current report on Form 8-K filed on July 27, 2009. The Company has also revised the registration statement to incorporate by reference the 10-Q/A Amendment No. 1 with respect to its fiscal quarter ended April 30, 2009. We confirm, on behalf of the Company, that the Company understands that if it files any other Exchange Act reports prior to the effectiveness of the registration statement, such other reports should also be incorporated by reference into the registration statement.

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Controls and Procedures, page 36

Changes in Internal Controls, page 36

2.      We note your statement that "[m]anagement is in the process of or has remediated the deficiencies in [y]our disclosure controls and procedures...." Please revise your disclosure to discuss specifically which deficiencies have been remediated and which are still in the process of remediation.

Response:

We confirm, on behalf of the Company, that the Company has revised the disclosure to discuss specifically which deficiencies have been remediated and which are still in the process of remediation. As set forth in the 10-Q/A Amendment No. 1 enclosed herewith, the relevant disclosure now reads as follows:

We are committed to improving our financial organization. As part of this commitment, in August 2008 we hired additional staff and engaged consultants who assisted in the preparation, implementation and monitoring of sufficient written policies and checklists from August 2008 to present, including the redesign of staffing responsibilities, and set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. Management believes that the preparation and implementation of sufficient written policies and checklists, including a redesign of staffing responsibilities, and the monitoring of those procedures from September 2008 to present have remedied the weaknesses of inadequate segregation of duties consistent with control objectives, insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements, and ineffective controls over period end financial disclosure and reporting processes.

As described in the immediately preceding paragraph, management believes that it has remediated the deficiencies in our disclosure controls and procedures related to: (1) inadequate segregation of duties consistent with control objectives; (2) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (3) ineffective controls over period end financial disclosure and reporting processes. In addition, management is in the process of remediating the deficiencies in our disclosure controls and procedures related to inadequate entity level controls. Specifically, in May 2009, the Company appointed a new independent director who also serves on the Company's Audit Committee. The Company has also revised its whistle blower policy to make an independent director the contact person. Management is in the process of monitoring and testing these changes.

           If you require further information or have any questions, please contact the undersigned at (604) 691-7445 or my colleague, Daniel Dex, at (604) 691-6839.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

Enclosures

cc.        Douglas Brown, Attorney, Division of Corporation Finance (via fax: 703-813-6982) (w/o encl.)

cc.        Uranium Energy Corp.
             Attention: Amir Adnani